NO ACT

PE
12-20-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000126

January 10, 2013

Robert J. Wollin
Bristol-Myers Squibb Company
Robert.Wollin@bms.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/10/13

Re: Bristol-Myers Squibb Company
Incoming letter dated December 20, 2012

Dear Mr. Wollin:

This is in response to your letter dated December 20, 2012 concerning the shareholder proposal submitted to Bristol-Myers by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 20, 2012

The proposal asks the board to adopt a policy that in the event of a change of control of the company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Bristol-Myers, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bristol-Myers relies.

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

 Bristol-Myers Squibb Company 345 Park Avenue New York, NY 10154 212-546-4000

December 20, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of Mr. Kenneth Steiner*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Bristol-Myers Squibb Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from Mr. Kenneth Steiner (the "Proponent"). The Proponent has appointed John Chevedden as his proxy and instructed that we direct all communications regarding the Proposal to Mr. Chevedden. We have concurrently sent copies of this correspondence to Mr. Chevedden.

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Mr. Chevedden, as the Proponent's designated representative, that if Mr. Chevedden or the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished currently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

BACKGROUND

The Company received the original Proposal, accompanied by a cover letter from the Proponent, by e-mail on November 10, 2012. On November 13, 2012, the Company received from the Proponent by e-mail a letter from TD Ameritrade verifying the Proponent's ownership as of the date the Proposal was submitted to the Company. On November 14, 2012, the Company received from the Proponent by e-mail an updated letter from TD Ameritrade verifying the Proponent's ownership as of the date the Proposal was submitted to the Company. On November 21, 2012, the Company received by e-mail the revised Proposal, accompanied by a cover letter from the Proponent. Copies of each of the original Proposal and accompanying cover letter, the broker letters and the revised Proposal and accompanying cover letter are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3), Rule 14a-9 and Rule 14a-8(i)(10) for the reasons discussed below.

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9.

1. *The Proposal is impermissibly vague and indefinite because it fails to define key terms, is subject to differing interpretations and fails to provide sufficient guidance on its implementation.*

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B"), that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ."

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. In fact, the Staff has permitted exclusion of proposals substantially similar to the Proposal in *Staples, Inc.* (March 5, 2012), *Devon Energy Corporation* (March 1, 2012), *Limited Brands, Inc.* (February 29, 2012) and *Verizon Communications Inc.* (January 27, 2012), where, in each case, the Staff concluded that a proposal requesting that the board adopt a policy limiting acceleration of equity awards in certain situations was vague and indefinite because, when applied to the respective company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.[1]

A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms, are subject to conflicting interpretations or otherwise fail to provide guidance on their implementation, the Staff has allowed the exclusion of shareholder proposals concerning executive compensation. See *The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *Motorola, Inc.* (January 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights" such that neither the

---

[1] The Proposal, as well as the precedents cited in this paragraph, are distinguishable from *Walgreen Co.* (October 4, 2012). In *Walgreen Co.*, the Staff refused to allow the exclusion of a proposal to prohibit accelerated vesting for being "vague and indefinite" pursuant to Rule 14a-8(i)(3) where the proposal included explicit definitions of "change of control" (by reference to the relevant agreements) and "equity award" (within the language of the proposal). The *Walgreen Co.* proposal also provided that the Walgreen compensation committee could provide for pro rata vesting of any unvested awards up to the time of a senior executive's termination in the grant or purchase agreement "with such qualifications as the Committee might determine". As further described below, the Proposal does not define similar key terms or provide any mechanism for determining the manner of pro ration, among other ambiguities. Accordingly, we believe the Proposal is more analogous to the proposals discussed in *Staples, Inc.*, *Devon Energy Corporation*, *Limited Brands, Inc.* and *Verizon Communications Inc.* (January 27, 2012).

stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires); *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms); *Prudential Financial, Inc.* (February 16, 2006) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); *Pfizer Inc.* (February 18, 2003) (proposal that the board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision "to limit extraordinary gains" was impermissibly vague and indefinite); *General Electric Company* (February 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance concerning its implementation); and *General Electric Company* (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. See, e.g., *Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy ... after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions ... in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc.*, the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

The Proposal, like the proposals discussed in *Staples, Inc.*, *Devon Energy Corporation*, *Limited Brands, Inc.*, *Verizon Communications Inc.* (January 27, 2012) and the other precedents described above, is impermissibly vague and indefinite because it fails to define key terms, is subject to differing interpretations and fails to provide sufficient guidance on its implementation. If adopted, the Proposal would require that "in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination". The Proposal also provides that "to the extent any such unvested awards are based on performance, the performance goals must have been met." The ambiguities and uncertainties presented by the proposal include the following:

- One uncertainty regarding the operation of the proposed policy arises from the Proposal's failure to provide a definition of "change of control." A change in control of a company can be defined in many different ways. These include (i) change in ownership of a majority of outstanding shares; (ii) change in ownership of a stipulated percentage of outstanding shares; (iii) change in ownership of a "controlling interest" defined in some other way; (iv) a merger or consolidation with another corporation; (v) a transfer of all or a substantial portion of the company's assets; (vi) the taking of a substantial step in implementation of a plan of complete liquidation of the Company as approved by stockholders; (vii) a sale, transfer or closing down of a specified division; (viii) change in composition of the Board of Directors; (ix) a change of the company's Chief Executive Officer or Board Chairman; (x) a change of headquarters location, (xi) the offering of a portion of the company to the public in an initial public offering; and (xii) a financial restructuring giving effective control to bondholders. The Company's 2012 Stock Award and Incentive Plan (the "2012 Plan") utilizes a definition of a change in control of the Company that includes some but not all of these elements (as defined in the 2012 Plan, a "Change in Control"). The Proposal fails to stipulate whether the proposed policy should use the 2012 Plan's Change in Control definition or another. Because the term, "change in control," is subject to so many differing interpretations, any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

- The uncertainty regarding the intended scope of the Proposal is exacerbated by the fact that the resolution specifies a "change of control" as the only circumstance in which the policy would apply. The application of the policy to a change in control of the Company implies that the Company's existing equity awards accelerate upon the occurrence of a change in control, when, in fact, they do not. For example, Section 9(a) of the Company's 2012 Plan approved by stockholders on May 1, 2012, as well as the Company's change in control agreements with senior executives, require a "double trigger" for the vesting of equity awards in the event of a change in control of the Company. In order for awards to become payable, (1) a change in control must occur and (2) the participant must lose his or her position with the Company within a specified period of time after the change in control. In other words, vesting only occurs if there is a qualifying termination of employment *after* a change in control.

Shareholders are likely to be confused by the Proposal, because it seeks to change something that does not exist.

- Another ambiguity presented by the Proposal relates to the circumstances to which the proposed policy would apply. The Proposal stipulates that the *pro rata* vesting policy would apply "as of the day of termination", but neither the resolution nor the Supporting Statement specify the type of termination that would be subject to the policy. The word "termination" could refer to the termination of the employee, but it could also be reasonably interpreted to refer to the termination of an equity award. If it refers to termination of the employee, there are many different circumstances which give rise to a termination of employment, including voluntary departure, involuntary departure with cause, involuntary departure without cause, retirement, death or disability. For example, does the Proposal contemplate that an executive who quits or is terminated for cause would be entitled to *pro rata* vesting of his or her equity awards? What about an executive who dies or becomes disabled? Neither the resolution nor the Supporting Statement provides any guidance as to whether all circumstances resulting in a "termination" of employment would warrant *pro rata* vesting or just some circumstances. It is also not unusual for a company to provide different benefits to a departing executive depending on the reasons for his or her departure. If "termination" refers to termination of an equity award, what type of termination would trigger a *pro rata* vesting? For example, if the Company's equity awards were to be terminated in exchange for cash or substitute equity awards granted by the acquiring company upon consummation of a change in control, would the Company's employees also be entitled to *pro rata* vesting of the terminated awards under the proposed policy? The Proposal's failure to specify the types of terminations to which the proposed policy would apply make it impossible for the Company or its shareholders to determine with any reasonable certainty what actions or measures would be required to implement the Proposal.

- Another ambiguity is raised due to the Proponent's failure to provide a definition of "future equity pay," which is a term that is necessary to understand in order to determine how to implement the policy. The Proposal states that "***in the event of a change of control*** of our company, there shall be no acceleration in the vesting of any ***future equity pay*** to a senior executive..." (***emphasis added***). Accordingly, it is unclear if the Proposal's request to limit acceleration in the vesting of any "future equity pay" applies to equity pay awarded to our senior executives "in the event of" a change of control (i.e., simultaneous with or after a change of control) or whether it is seeking to limit acceleration in the vesting of any equity pay received after adoption of the proposed policy. Either of these interpretations could be valid given the terminology of the Proposal, but present significantly different outcomes that would be material to a stockholder's decision when voting on such a proposal.

- Furthermore, the Proposal is subject to differing interpretations as to how the policy's *pro rata* vesting would be applied to performance-based equity awards. The Proposal provides that awards based on meeting pre-established performance criteria will only vest upon a change in control if the performance goals have been met. It is unclear whether this means that performance goals must be met for the entire performance period or only for a shortened vesting period until the change in control event takes place. There is further ambiguity around whether the performance targets themselves should be subject to *pro rata* adjustment if the change in control event occurs before the completion of the period. The reference to "vest on a pro rata basis" is a key term that is not defined, and the failure to fully describe the application of this term makes the Proposal vague and indefinite. If the Company were to implement the Proposal, there are a number of different interpretations that the Company could make in fulfilling the requirement to "vest on a pro rata basis," which could be significantly different from the actions expected by shareholders voting on the Proposal.

  For example, if an award is designed to cliff vest after three years if a performance goal is attained during that period, but a change in control occurs after one year, the Company might reasonably interpret the Proposal to require that the original performance goals nonetheless be met at the time of the change in control, which may be impossible after one year. Then again, the Company might interpret the Proposal as requiring proration of the performance goals so that only one-third of the initial goal must be met, given the occurrence of a change in control event, in order to accelerate vesting of equity awards. Another possible, and equally reasonable, interpretation would be for the Company to require that the performance goals be met at the end of the original performance period even if a change in control event occurred during the period, but it is still unclear whether the Proposal seeks to have the entire award vest upon attainment of the performance goals at the end of year three, or, once it's been fully established that the goals were met, to have only a *pro rata* portion of the award vest through the time of the change in control in year one. The Proposal is also vague as to whether different kinds of change in control events may trigger different types of proration. For example, if a change in control were triggered by the Company merging with another company, should the performance goals be altered to reflect the larger size of the combined company? Shareholders may have different views as to which of these approaches would better reflect the understanding reflected in the Proposal.

2. *The Proposal is impermissibly false and misleading in violation of Rule 14a-9 because it falsely implies that a change in control of the Company triggers*

accelerated vesting of equity awards and that executives may receive a "golden parachute" after a change in control under executive pay plans that do not exist.

As noted above, under Rule 14a-8(i)(3) companies may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. See *General Electric Company* (January 6, 2009) (proposal was materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting); *Duke Energy Corp.* (February 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors" because the company had no nominating committee); *General Magic, Inc.* (May 1, 2000) (proposal was materially false and misleading because it requested that the company "make no more false statements" to its shareholders, creating the false impression that the company tolerated dishonest behavior by its employees); and *Conrail Inc.* (February 22, 1996) (proposal was materially false and misleading where it misstated a fundamental provision of a relevant plan).

As mentioned above, in order for awards to become payable under the Company's 2012 Plan (1) a change in control must occur and (2) the participant must lose his or her position with the Company within a specified period of time after the change in control. Furthermore, the Company's previous equity incentive plan, the 2007 Stock Award and Incentive Plan (the "2007 Plan"), also required a "double trigger" for the vesting of equity awards in the event of a change in control of the Company. The change in control agreements the Company has entered into with its senior executives also require a "double trigger" for the vesting of equity awards in the event of a change in control of the Company, as disclosed in the Company's proxy statements for more than five years.

As a result of the foregoing, the Company believes that the Proposal is impermissibly false and misleading because it falsely implies that a mere change in control of the Company triggers accelerated vesting of equity awards under the Company's compensation plans and agreements, including under the 2012 Plan and the 2007 Plan. The Supporting Statement serves to bolster this false impression: "Under current or future executive pay plans, our company's highest paid executives can receive 'golden parachute' pay after a change in control." In fact, as described above and in the Company's proxy statements, none of the equity awards issued or to be issued in the future by the Company under the 2012 Plan or the 2007 Plan would be subject to accelerated vesting solely upon the occurrence of a change in control.

The Company also believes that the Proposal is impermissibly false and misleading because it falsely implies that executives may receive "golden parachutes" after a change in control under executive pay plans that do not exist. The Proponent asserts, "[u]nder current ***or future*** executive pay plans, our company's highest paid executives ***can receive*** 'golden parachute' pay after a change in control" (***emphasis added***). It is not clear how the Proponent can assert that the Company's executives can receive golden parachute pay after a change in control under future plans that do not yet exist. The Company believes this statement will create a false impression and confusion among shareholders that any future executive pay plan will always provide "golden parachute" pay to our executives after a change in control, even though such plans have not been created and may not provide such pay.

The Proposal has been substantially implemented because under the Company's compensation plans and agreements, including the 2012 Plan, a change in control does not trigger accelerated vesting. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the Company to exclude a proposal if "the company has already substantially implemented the proposal." The Commission has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). It is settled that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. See, e.g., *Anheuser-Busch Cos., Inc.* (January 17, 2007); and *Masco Corporation* (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms).

The Proposal requests that the Board of Directors adopt a policy that "in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive...." As described above, the Company's compensation plans and agreements, including the 2012 Plan, require a "double trigger" for the vesting of equity awards in the event of a change in control of the Company. While it is true that the Proposal does not define key terms and thus raises a wide range of questions as to how the Proponent's particular policy would be implemented, it is also undeniably true that the Company's equity awards are not subject to accelerated vesting solely upon a change in control of the Company. Accordingly, the Company respectively submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing, we respectfully request the Staff's concurrence that it will take no action if the Company omits the Proposal from its 2013 Proxy Materials. Moreover, as stated in SLB No. 14B, there is no provision in Rule 14a-8 that allows a stockholder to revise his or her proposal or supporting statement, but the Staff has permitted a proponent to revise a proposal when the revisions are "minor in nature" and "do not alter the substance of the proposal." In this case, the Company does not believe any revisions would be minor in nature since the explanation needed in order to clarify the many vague and indefinite terms would be lengthy and require major changes to the Proposal. For this reason, the Company does not believe that it would be in accordance with the Staff precedent to allow revision of the Proposal.

If you have any questions or require additional information, please do not hesitate to contact me at (212) 546-4302, Sandra Leung, our General Counsel and Corporate Secretary, at (212) 546-4260, or Kate Kelly, our Vice President and Assistant General Counsel, at (212) 546-4852.

Sincerely,



Robert J. Wollin
Senior Counsel

Enclosures

cc: John Chevedden, via e-mail and Federal Express overnight delivery
Sandra Leung, Bristol-Myers Squibb Company
Kate Kelly, Bristol-Myers Squibb Company

<u>EXHIBIT A</u>

The Proposal and Other Correspondence

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James M. Cornelius
Chairman of the Board
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154
Phone: 212 546-4000

Dear Mr. Cornelius,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217
John Elicker <john.elicker@bms.com>

[BMY: Rule 14a-8 Proposal, November 9, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk." Also "High Concern" in Executive Pay – $14 million for our CEO Lamberto Andreotti.

GMI said the actual cash bonuses given to our highest paid executives were based entirely on individual performance, which is typically subjective. In addition, long-term incentive pay consisted of performance share unit (PSU) and time-based equity in the form of market share units (MSU). To be effective, equity given as long-term incentive pay should include performance-vesting requirements. To make matters worse, the PSUs were based on annual performance. One-year performance periods undermine the intent of long-term incentive pay. This suggested a lack of incentive pay tied to our company's long-term success. Moreover, our company used a dollar value approach, which created the potential for enormous windfall profits during periods of high volatility. Mr. Andreotti also had a potential $36 million entitlement for a change in control.

These excessive executive pay practices were under the leadership of Togo West, who chaired our executive pay committee. Mr. West's resume includes director experience that lead up to the bankruptcies of Krispy Kreme and AbitibiBowater. We also had a long-tenured former CEO on the executive pay committee, Lewis Campbell. A former CEO on an executive pay committee is a practice that tends not to lead to moderation.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



November 13, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 4,000 shares of BMY – Bristol-Myers Squibb, 1,700 shares of NYX – NYSE Euronext, 2,100 shares of MHP – McGraw-Hill Companies Inc., 2,140 shares of VZ – Verizon Communications, and 1,500 shares of AXP – American Express Co. since at least October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kayla Derr
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12



November 13, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 4,000 shares of BMY – Bristol-Myers Squibb, 1,700 shares of NYX – NYSE Euronext, 2,100 shares of MHP – McGraw-Hill Companies Inc., 2,140 shares of VZ – Verizon Communications, and 1,500 shares of AXP – American Express Co. in the TD Ameritrade Clearing, Inc. DTC #0188, *** FISMA & OMB Memorandum M-07-16 *** 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kayla Derr
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James M. Cornelius
Chairman of the Board
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154
Phone: 212 546-4000

REVISED NOV. 21, 2012

Dear Mr. Cornelius,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217
John Elicker <john.elicker@bms.com>

[BMY: Rule 14a-8 Proposal, November 9, 2012, Revised November 21, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk." Also "High Concern" in Executive Pay – $14 million for our CEO Lamberto Andreotti.

GMI said the actual cash bonuses given to our highest paid executives were based entirely on individual performance, which typically means subjectively. In addition, long-term incentive pay consisted of performance share unit (PSU) and time-based equity in the form of market share units (MSU). To be effective, equity given as long-term incentive pay should include performance requirements. To make matters worse, the PSUs were based on annual performance. One-year performance periods undermine the intent of long-term incentive pay. This suggested a lack of incentive pay tied to our company's long-term success. Moreover, our company used a dollar value approach, which created the potential for enormous windfall profits during periods of high volatility. Mr. Andreotti also had a $36 million entitlement potential for a change in control.

These excessive executive pay practices were under the leadership of Togo West, who chaired our executive pay committee. Mr. West's resume included director experience at Krispy Kreme and AbitibiBowater leading up to their bankruptcies. We also had a long-tenured former CEO on the executive pay committee, Lewis Campbell. A former CEO on an executive pay committee is a practice not associated with moderation.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.. FISMA & OMB Memorandum M-07-16 ***